SUB-ITEM 77D: Policies with Respect to Security Investments


Effective August 1, 2009, the Loomis Sayles Small Cap Growth
 Fund normally will invest at least 80% of its net assets
(plus any borrowings made for investment purposes) in the equity securities of small cap companies. In accordance with applicable SEC requirements, the Fund will notify shareholders prior to any change to such policy taking effect. Currently, the Fund defines a small cap company to be one whose market capitalization either falls within the capitalization range of the Russell 2000 Index, an index that tracks stocks of 2,000 of the smallest U.S. companies, or is $3 billion or less at the time of investment. The Fund may invest the rest of its assets in companies of any size, including large capitalization companies.